September 30, 2025

Terrance Mendez
Chief Executive Officer.
SHF Holdings, Inc.
1526 Cole Blvd. , Suite 250
Golden , Colorado 80401

       Re: SHF Holdings, Inc.
           S-1 filed September 26, 2025
           File No. 333-290524
Dear Terrance Mendez:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Todd Schiffman at 202-551-3491 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance